

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Kenneth Arola
Senior Vice President and Chief Financial Officer
Extreme Networks, Inc.
145 Rio Robles
San Jose, CA 95134

> Re: **Extreme Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 15, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **File No. 000-25711**

Dear Mr. Arola:

We have reviewed your letter dated April 24, 2015 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 13, 2015.

Form 10-K for the Fiscal Year Ended June 30, 2014

Part III (Incorporated by reference to the Definitive Proxy Statement filed on October 2, 2014)

Executive Compensation and Other Matters

2014 Compensation Decisions, Annual Short-Term Incentives, page 33

1. We note your response to prior comment 4. Please confirm that in future filings, as applicable, you will disclose the quarterly and full year corporate performance targets and bonus payouts for each of your named executive officers. Also, confirm that you will clearly disclose if any performance measures are non-GAAP financial measures and, if

        so, that you will explain how the measures are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Signatures, page 86

2.   We note your response to prior comment 5. It appears you have yet filed an amendment to your Form 10-K to correct the signature page. Please advise.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

3.   We note your disclosure that the acquisition of Enterasys had positive impact on product revenues for the nine-months ended March 31, 2015 and service revenues for the quarter and nine-months ended March 31, 2015. Please tell us the amount, if determinable, of product and service revenues for the quarter and nine-months ended March 31, 2015 attributable to the acquisition of Enterasys.

4.   Your disclosure qualitatively discusses various factors impacting the quarterly and nine-month period revenues. Please tell us the extent to which you are able to determine in quantified terms, the relative contribution for the identified factors.

5.   We note your response to prior comment 6 that sales allowances increased $1.8 million from June 30, 2014 to December 31, 2015. In light of the decrease in the allowance for doubtful accounts as of March 31, 2015 compared to December 31, 2014 and the increase in the provision for doubtful accounts and allowances for sales returns for the nine-months ended March 31, 2015, please tell us what consideration was given to separately disclosing the impact of the allowance for sales returns and any sales promotional program.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Attorney Advisor, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief